United States securities and exchange commission logo





                             April 30, 2021

       Darin Myman
       Chief Executive Officer
       DatChat, Inc.
       65 Church Street
       2nd Floor
       New Brunswick, NJ 08901

                                                        Re: DatChat, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 5,
2021
                                                            CIK No. 0001648960

       Dear Mr. Myman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note that you intend to list your common stock and Series A Warrants on the Nasdaq.
                                                        Please advise us
whether it is your intention to seek effectiveness even if your securities have not been approved
for listing by Nasdaq. If so, please clarify in your summary that your shares of common
stock and Series A Warrants may be traded on the OTCQX or
                                                        OTCQB, as you briefly
note in your risk factors section. You should also clarify whether you have any
arrangements with market makers so that your shares and warrants will have current quotations for
prices on the OTCQX or OTCQB and will be approved for
                                                        quotation by the OTC
Markets at the close of your offering.
 Darin Myman
FirstName   LastNameDarin Myman
DatChat, Inc.
Comapany
April       NameDatChat, Inc.
       30, 2021
April 230, 2021 Page 2
Page
FirstName LastName
2. Please clarify whether your Regulation A offering has closed and briefly explain how the nearly $4 million of net offering proceeds were used. We note that a small fraction of this amount appears to be spent on software development in 2019 and 2020 per page 45.
         Please further clarify whether the common stock sold through the Regulation A offering are quoted on any public markets such as the OTC Pink.
Business, page 40

3. Please provide a more detailed description of the current capabilities and features of the
         DatChat Privacy Platform and Private Encrypted Social Network, your DRM Technology and Micro-Blockchain Technology, and what features requires further development or is not currently offered to users. For prospective technology, please provide a timetable or discussion regarding the extent of further research and development needed, both in time and cost.
4. You reference your business plan and growth strategy, please clarify the time and cost that is needed to bring all of your planned products to market and build a sufficient user base to generate material amounts of revenue. Please consider adding a detailed plan of operation that would indicate how you would budget your net offering proceeds to implement your business plan.
5. Please quantify your current user base for DatChat Privacy Platform and Private
         Encrypted Social Network such as monthly or daily active users. Also, please clarify if you have a material amount of Android users.
Certain Relationships and Related Persons Transactions, page 58

6. Please disclose the identity of the related party described in the 3rd and 4th paragraphs that is the note holder of a related party debt. Further, please include all related party transactions for your prior three fiscal years, as required by the Instructions to Item 404(a)
         of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 59

7. Please disclose the natural person(s) that hold voting and/or investment power over the shares beneficially owned by Silo Pharma, Inc. and Alpha Capital
Anstalt.

Underwriting, page 70

8. Please clarify the duration of your lock-up agreement both here and on page 3 of your summary. You describe on page 72 a 90-day lock-up period for
affiliates    and a 180-day
         lock up period for    officers and directors.    We note that you only
refer to a 90-day lock-
         up period for officers and directors on pages 64 and 65. Please reconcile these differences and clarify how you define the affiliates that would be subject to the lock-up agreement.
          Further, please clarify how you will notify investors that your underwriter has waived the lock-up period.
 Darin Myman
DatChat, Inc.
April 30, 2021
Page 3
General

9. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameDarin Myman
                                                            Division of
Corporation Finance
Comapany NameDatChat, Inc.
                                                            Office of
Technology
April 30, 2021 Page 3
cc:       Richard A. Friedman, Esq.
FirstName LastName